Exhibit 99.2

MAHANAGAR TELEPHONE NIGAM LIMITED (A GOVERNMENT OF INDIA ENTERPRISE) CORPORATE OFFICE

MTNL/SECTT/SE/2010 25.01.2010

To

The Secretary, Stock Exchanges
Delhi/Bombay/Calcutta/Madras/
National Stock Exchange, NYSE

Sub: Secretarial Audit Report for the Q.E. on 31.12.2009.

Dear Sir,

Pursuant to SEBI’s circular No. D&CC/FITTC/CIR-16/2002 dt. 31.12.2002, we are enclosing herewith Secretarial Audit Report for the quarter ended on 31st December, 2009 issued by M/s. V.K. Sharma & Co., Company Secretaries.

Kindly take the same on record.

Thanking you,

Yours faithfully,
(S.R.SAYAL)
COMPANY SECRETARY

Encl: As above

V.K. SHARMA & CO.
Company Secretaries

422, Ocean Plaza, Sector-18, Noida - 201 301
Tel. : 4221470, Mobile : 9818816592
E-mail : vks_cosecy@yahoo.com

The Board of Directors
Mahanagar Telephone Nigam Ltd.
Jeevan Bharti, Tower I
124, Connought Place
New Delhi

SECRETARIAL AUDIT REPORT

I have examined the Register of Members, beneficiary details furnished by the Depositories and other records /documents maintained by M/s. MAHANAGAR TELEPHONE NIGAM LIMITED and its Share Transfer Agents M/s Beetal Financial & Computer Services (P) Ltd. for issuing this certificate, in accordance with Circular No. D &CC /FITTC/CIR-16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India.

In my opinion and to the best of my knowledge and according to the information and explanations given to me and based on such verification as was considered necessary for the purpose, I have to report that the details of the company’s reconciliation of capital and other details as required, for the quarter ended 31st December, 2009 are as per our report annexed hereto.

Place: Noida	For V.K.Sharma & Co.
Company Secretaries

(Vijay Sharma)
Date: 11 January, 2010	C.P.No. 2019

(SUCCESS IS WHERE PREPARATION MEETS OPPORTUNITY)

V.K. SHARMA & CO.
Company Secretaries

Secretarial Audit Report

1. Report for the quarter ended	:	31.12.2009
2. ISIN	:	INE153A01019
3. Face Value	:	Rs. 10/-
4. Name of the company	:	Mahanagar Telephone Nigam Ltd.
5. Registered Office	:	Tower – I, 12th Floor
		124, Connaught Circus New Delhi-110 001

6. Correspondence Address	:	As above
7. Tele No./Fax No.	:	Tel: 91-11-23742212 Fax: 23716655
8. Email Address	:	dcsco@bol.net.in
9. Name of Stock Exchanges where	:	Delhi Stock Exchange Association Ltd., The Stock Exchange Mumbai The Calcutta Stock Exchange Association Ltd., MadrasStock Exchange Ltd., The NationalStock Exchange of India Ltd., and New York Stock Exchange
The Company’s securities are listed	:

		No. of Shares	% of T.Capital

10. Issued Capital	:	630000000	100%
11. Listed Capital	:	275621860	43.75%
12. Held in demat form in CDSL	:	17144334	02.72%
13. Held in demat form in NSDL	:	258386111	41.01%
14. Physical holding	:	354469555	56.27%
15. Total No. of shares	:	630000000	100%
16. Reasons for difference, if any	:	No difference between, (10 & 15) However there is difference between (10 & 11) and (11 & 15) as Govt. holding was not Listed

17. Details of changes in share capital:

Particulars	No. of Shares	Applied/Not applied for listing	Listed on Stock Exchanges (Specify Name)	Whether Intimated to CDSL	Whether Intimated to NSDL	In principle approval pending for SE (Specify Name)
_____________	_____________	____N/A____	___________	_____________	_______________	__________

18. Register of Members updated	:	Yes

19. Reference of previous quarter with regards to excess dematerialized shares, if any	:	NIL

V.K. SHARMA & CO.
Company Secretaries

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why?	:	N/A

21. Mention the total number of requests, if any, confirmed after 21 days and the total number of requests pending beyond 21 days with the reasons for delay

Total no. of demat requests	No.of requests	No.of shares	Reasons for delay
Confirmed after 21 days	NIL	NIL	NIL
Pending for more than 21 days	NIL	NIL	NIL

22. Name Tele No. of compliance Officer :	:	S.R.Sayal, Company Secretary Tel 23324587, Fax 23716655

23. Name, Tel & Fax No. & Regn. No. of the Auditor	:	V.K.Sharma, 422, Ocean Plaza, Sector-18 NOIDA Tel. 0120-4221470, 9811009592 FCS 3440

24. Appointment of common Agency		Beetal Financial & Computer Services (P)Ltd 99, Madangir, Behind LSC New Delhi 110 062

25. Any other detail:		NIL

Place: Noida	For V.K.Sharma & Co.
Company Secretaries

Date: 11 January, 2010	(Vijay Sharma)
C.P.No. 2019